SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LONDON STANSTED SUMMER 2015 SCHEDULE

3 NEW ROUTES TO COLOGNE, EDINBURGH & GLASGOW INTL

Ryanair, Europe's favourite low fares airline, today (27 Aug) launched its London Stansted summer 2015 schedule with 3 new routes to Cologne, Edinburgh and Glasgow Intl, as well as increased frequencies on 24 other routes, which will deliver 17m customers p.a. and support 17,000* "on-site" jobs at London Stansted Airport.

Ryanair's London Stansted summer 2015 schedule will deliver:

• 3 new routes: Cologne, Edinburgh & Glasgow Intl
• 134 London Stansted routes in total
• More flights & improved schedules on 24 other routes
• 1,132 weekly return flights (up 10%)
• Over 1.3m new customers (17m customers p.a. in total)
• 17,000 "on-site" jobs p.a.

Ryanair is the first airline in the UK to launch its summer schedule (3 months earlier than last year), with more routes, more flights, better timings and the lowest fares. UK customers can choose from 134 routes from London Stansted next summer, while enjoying allocated seating, a free second carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, Family Extra and Business Plus, making Ryanair the ideal choice for families, business and leisure travellers.

Ryanair will continue to connect London Stansted with Europe's major centres of business, including Barcelona, Cologne, Dublin, Madrid, Milan and Rome, offering business customers the largest range of destinations at the lowest fares, with the most flights, improved schedules and best service.

Ryanair celebrated the launch of its London Stansted summer 2015 schedule and 3 new routes by releasing 100,000 seats for sale across its European network, at prices from £19.99 for travel in September, October and November. These low fare seats are available for booking until midnight Thursday (28 Aug).

In London, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is pleased to be the first airline in the UK to launch its 2015 summer schedule, with 3 new London Stansted routes to Cologne, Edinburgh and Glasgow International, and increased frequencies on 24 other routes, with a total of 134 exciting summer routes to choose from, which will deliver 17m customers p.a. at London Stansted, as we grow by 10%.

UK consumers already choose Ryanair for our low fares, industry leading customer service and great route choice. Now they can also book their summer 2015 flights even earlier on our improved website and great new app, carry a free small 2nd carry-on bag, enjoy allocated seats, avail of our new Family Extra and Business Plus services, and use their personal electronic devices at all stages of their flight, as Ryanair continues to deliver so much more than just the lowest fares.

To celebrate the launch of our London Stansted 2015 summer schedule and 3 new routes, we are releasing 100,000 seats on sale from £19.99 for travel in September, October and November, which are available for booking until midnight Thursday (28 Aug). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

ENDS

For further information
please contact:                     Robin Kiely                                           Joe Carmody
                                                Ryanair Ltd                                          Edelman Ireland
                                                Tel: +353-1-9451212                         Tel: +353-1-6789 333
                                                press@ryanair.com                            ryanair@edelman.com
                                    Follow us on Twitter: @Ryanair

3 New London Stansted routes
Cologne	2 x daily
Edinburgh	3 x daily
Glasgow Intl	3 x daily

                                                                                                                              24 routes with extra frequencies
Alghero	4 to 5 x weekly
Alicante	13 pw to 2 x daily
Athens	1 to 2 x daily
Bari	4 pw to 1 x daily
Bologna	9 to 11 x weekly
Bratislava	12 pw to 2 x daily
Brindisi	4 to 5 x weekly
Bucharest	1 to 2 x daily
Budapest	16 pw to 3 x daily
Cork	16 pw to 3 x daily
Dublin	7 to 8 x daily
Gdansk	9 to 12 x weekly
Ibiza	8 to 9 x weekly
Krakow	14 to 16 x weekly
Lisbon	2 to 3 x daily
Lublin	3 to 4 x weekly
Marrakesh	3 pw to 1 x daily
Paphos	6 pw to 1 x daily
Prague	1 to 2 x daily
Rzeszow	7 to 9 x weekly
Strasbourg	3 to 5 x weekly
Szeczin	4 pw to 1 x daily
Treviso	12 pw to 2 x daily
Wroclaw	10 to 11 x weekly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary